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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                  CHEROKEE INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    16444H102
                                 (CUSIP Number)

                              Barry L. Burten, Esq.
                     c/o Jeffer, Mangels, Butler & Marmaro,
       2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067
                                 (310) 203-8080
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 164 44H-10-2                                        PAGE 2 OF 5 PAGES


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert Margolis
- -------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                      (b) [ ]
- -------------------------------------------------------------------------------
    3       SEC USE ONLY
- -------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                 00
- -------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
- -------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
- -------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                 319,840 shares of Common Stock

                          ------------------------------------------------------
      NUMBER OF           8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                2,125,186
       OWNED BY           -----------------------------------------------------
         EACH             9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                   319,840 shares of Common Stock
         WITH             -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 2,125,186
                          -----------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            2,445,026 shares of Common Stock
- -------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]
- -------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 29.44%
- -------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 16444H102                                          Page 3 of 5 Pages


                 This Amendment No. 3 (this "Amendment No. 3"), filed on behalf of Robert Margolis, a citizen of the United States, amends and supplements the statements on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") with respect to Mr. Margolis' ownership of common stock, par value $.02 per share, of Cherokee Inc. (the "Issuer"), as previously amended by two (2) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Amendment No. 3 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

                 The sole purpose of this Amendment No. 2 is to report the acquisition by The Newstar Group, Inc. ("Newstar"), a California corporation of which Mr. Margolis is the chief executive officer and majority shareholder, of shares of common stock of the Issuer and of options to acquire shares of common stock by the Issuer. Newstar is concurrently filing a Schedule 13D reflecting this acquisition.

Item 1.          Security and Issuer.

                 Securities:

                 Common Stock, $.02 par value ("Common Stock").

                 Options to acquire Common Stock ("Options").

                 Issuer:  Cherokee, Inc.
                          300 Park Avenue, 17th Floor
                          New York, New York 10022

Item 2.          Identity and Background

                 (a)      Robert Margolis

                 (b)      6835 Valjean Avenue
                          Van Nuys, California  91406

                 (c)      President
                          Cherokee Inc.
                          6835 Valjean Avenue
                          Van Nuys, California  91406

                 (d) The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) The reporting person has not, during the past five years, been a party to a civil proceeding of a

CUSIP No. 16444H102                                          Page 4 of 5 Pages


                 judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                 (f)      United States of America


Item 3.          Source and Amount of Funds or Other Consideration.

                 Mr. Margolis used no funds in the acquisition by Newstar of the securities reported herein. This report is being provided solely to report the acquisition by Newstar of 28.3% of the Issuers Common Stock and options to acquire shares of the Issuer's Common Stock.

Item 4.          Purpose of Transaction.

                 The acquisition of shares of Common Stock and the Options by Newstar relates to the exercise by Newstar of an option to acquire shares related to a Management Agreement entered into by Newstar in May 1995.

Item 5.          Interest in Securities of the Issuer

                 (a) The number of shares of Common Stock beneficially owned by the Undersigned Reporting Person is as follows:

                                                                              Number of           Percent
                                     Name of Reporting Person                 Shares(1)         of Class(1)
                           --------------------------------------------   -----------------        --------
                           Robert Margolis                                      2,445,026            29.44

                          (1) The number of shares includes 319,840 owned individually by Mr. Margolis and 2,125,186 owned by Newstar in which he has a beneficial interest by virtue of his majority ownership of Newstar. The number of shares reported herein reflects 1,674,739 shares of Common Stock acquired by Newstar and 450,447 Options, which Options are exercisable within sixty (60) days of the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 None.

CUSIP No. 16444H102                                          Page 5 of 5 Pages


Item 7.          Material to be Filed as Exhibits.

                 (a) The May 4, 1995 Revised Management Agreement between Newstar and the Issuer, as amended on March 23, 1996, is attached as Exhibit "99.A."

                 (b) The May 4, 1995 Revised Option Agreement between Newstar and Issuer, as amended on March 23, 1996, is attached as Exhibit "99.B."


                                   Signatures


                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 1996


                                        /s/ Robert Margolis
                                        --------------------------------------
                                        Robert Margolis